Exhibit 99.1

VERTICAL AEROSPACE ANNOUNCES PRICING OF UNDERWRITTEN PUBLIC OFFERING

LONDON, July 9, 2025 - Vertical Aerospace (Vertical) (NYSE: EVTL) ("Vertical” or the “Company”), a global aerospace and technology company that is pioneering electric aviation, today announced that it has priced its underwritten public offering of $60 million of the Company’s ordinary shares at a public offering price of $5.00 per ordinary share (the "Offering”). In connection with the Offering, the Company has granted the underwriters a 30-day option to purchase up to an additional 1,800,000 ordinary shares. The Offering is expected to close on or about July 10, 2025, subject to customary closing conditions.

Deutsche Bank Securities and William Blair are acting as joint bookrunners for the Offering.

Vertical intends to use the net proceeds from the Offering to fund its research and development expenses as Vertical continues to develop its aircraft and its expenditures in the expansion of its testing and certification capacities, as well as for general working capital and other general corporate purposes.

The Company’s ordinary shares trade on the NYSE under the symbol “EVTL”.

The Offering is being made only by means of a prospectus supplement to the Company’s registration statement on Form F-3 (File No. 333-287207) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2025 and declared effective by the SEC on May 16, 2025. Copies of the prospectus supplement and accompanying prospectus relating to the Offering may be obtained from the SEC’s website located at www.sec.gov, or by contacting: Deutsche Bank Securities Inc., Attention: Prospectus Department, 1 Columbus Circle, New York, NY 10019, by telephone at (800) 503-4611, or by email at Prospectus.Ops@db.com; or William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, IL 60606, by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

- Ends –

Enquiries please contact:

Vertical Aerospace Media

Justin Bates, Head of Communications

justin.bates@vertical-aerospace.com +44 7878 357 463

Investor Relations

Samuel Emden, Head of Investor Affairs

samuel.emden@vertical-aerospace.com +44 7816 459 904

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical's VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical will also be launching a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world's most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, the epicentre of the UK's aerospace industry, Vertical's experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the expected gross proceeds from the Offering, completion and timing of the Offering and the anticipated use of proceeds from the Offering, our future results of operations and financial position, our plans for capital expenditures, the design and manufacture of the VX4, our business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, expectations surrounding pre-orders and commitments, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: market conditions and satisfaction of customary closing conditions related to the Offering; our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; our potential inability to test, produce, certify or launch aircraft in the volumes or timelines projected, including achieving the targets set out in Flightpath 2030; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; development, testing and commercialization of a hybrid-electric vertical take-off and landing variant of the VX4 is subject to significant risks, including technological, regulatory and operational challenges; all of the pre-orders received are conditional and may be terminated at any time and any pre-delivery payments may be fully refundable upon certain specified dates; the inability for our aircraft to perform at the level we expect and may have potential defects; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel, our ability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; the fact that we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; the fact that our preliminary cash position and predicted cash runway toward the middle of 2026 as a result of this Offering represent management’s current estimates and are subject to change; the fact that as a foreign private issuer, we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 11, 2025, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.